EXHIBIT 21.1
SUBSIDIARIES OF THE REGISTRANT

Name	Percent Ownership	Jurisdiction of Incorporation
Airvana Securities Corp.	100%	Massachusetts
Airvana Holding LLC	100%	Delaware
Airvana Korea LLC	100%	South Korea
Airvana Networks India Private Limited	100%	India
Airvana KK	100%	Japan
Airvana Singapore Pte. Ltd.	100%	Singapore
Airvana Limited	100%	United Kingdom